UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 19, 2014

Commission File Number 001-34104

NAVIOS MARITIME ACQUSITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On March 17, 2014, Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) issued a press release announcing that the Company and Navios Acquisition Finance (US) Inc. (together with Navios Acquisition, the “Co-Issuers”) intend to offer, through a private placement, subject to market and other conditions, 8.125% First Priority Ship Mortgage Notes due 2021 (the “Notes”). On March 17, 2014, Navios Acquisition issued a press release announcing the pricing by the Co-Issuers of $60 million of Notes. The Company intends to use the net proceeds of the offering for general corporate purposes, including to replace cash on its balance sheet that was used to partially finance the acquisition cost of the Nave Buena Suerte, which was previously delivered on March 10, 2014. The sale of the Notes is expected to be consummated on March 31, 2014, subject to customary closing conditions. The Notes are being offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Copies of the press releases announcing the offer and pricing of the Notes are furnished as Exhibits 99.1 and 99.2, respectively, to this Report and are incorporated herein by reference.

The terms of the Notes are identical to the $610 million of 8.125% First Priority Ship Mortgage Notes due 2021 that were issued in November 2013 (the “Existing Notes”). Each of the Company’s direct and indirect subsidiaries that guarantees the Existing Notes will also guarantee the Notes. The Notes and the Existing Notes will have the same terms and ranking and will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase).

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statement on Form F-3, File No. 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: March 19, 2014	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated March 17, 2014

99.2	Press Release dated March 17, 2014